UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58812/October 20, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13171

In the Matter of	:
	:
PALADIN INTERNATIONAL CORP.,	: ORDER MAKING FINDINGS AND
PANTHEON INDUSTRIES, INC.,	: REVOKING REGISTRATIONS BY
PARTS.COM, INC.,	: DEFAULT
PATHFINDER DATA GROUP, INC., and	:
PAVICHEVICH BREWING CO.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 8, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by September 11, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been filed and the time for filing Answers has expired.

By Order dated September 26, 2008, I required each Respondent to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. No replies to the Order to Show Cause have been received and the time for filing has expired. Accordingly, each Respondent is in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Paladin International Corp. (Paladin) (CIK No. 1121279) is a Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Paladin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on October 11, 2000, which reported a net loss of $34,439 for the six months ended June 30, 2000.

Pantheon Industries, Inc. (Pantheon) (CIK No. 763733), is a Colorado corporation located in Arlington, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pantheon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August

31, 1994, which reported a net loss of over $1.14 million for the prior nine months. On October 27, 1994, the Commission issued a cease-and-desist order against Pantheon prohibiting it from any future violations of the reporting, fraud, record-keeping, and internal control provisions of the federal securities laws. Pantheon Indus., Inc., Exchange Act Release No. 34907. On March 2, 1998, Pantheon filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Texas, and the case was closed on March 24, 1999. As of September 5, 2008, the company's common stock (symbol PNTH) was traded on the over-the-counter markets.

Parts.com, Inc. (Parts.com) (CIK No. 1096494), is a defaulted Nevada corporation located in Sanford, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Parts.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended March 31, 2002. On November 30, 2005, Parts.com filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was closed on September 14, 2007. As of September 5, 2008, the company's common stock (symbol PART) was traded on the over-the-counter markets.

Pathfinder Data Group, Inc. (Pathfinder) (CIK No. 718499), is a Colorado corporation located in Bedford, New Hampshire, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pathfinder is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2000, which reported no assets or revenues for the prior three months.

Pavichevich Brewing Co. (Pavichevich) (CIK No. 818786) is an Illinois corporation located in Elmhurst, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pavichevich is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 1995, which reported a net loss of $48,859 for the prior three months. On April 25, 1997, Pavichevich filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, and the case was closed on June 30, 1998. As of September 5, 2008, the company's common stock (symbol BRAU) was traded on the over-the-counter markets.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Paladin International Corp., Pantheon Industries, Inc., Parts.com, Inc., Pathfinder Data Group, Inc., and Pavichevich Brewing Co., are revoked.

_____
James T. Kelly
Administrative Law Judge